Filed by Markel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aspen Holdings, Inc.

Exchange Act File Number: 001-15811

The following is the form of a letter that was sent by Aspen Holdings, Inc. to its stockholders on July 14, 2010. The press release referenced in the following letter was filed as Exhibit 99.1 to the Form 8-K filed by Markel Corporation on July 14, 2010.

[Aspen Holdings, Inc. Letterhead]

July 14, 2010

To Our Shareholders:

For the last year and more, your Board of Directors and management have sought out avenues of capital expansion to provide both balance sheet security and a war chest to finance business expansion when the economy and insurance market conditions allowed. During that time, many different strategic options were explored, and a host of potential investors were acquainted with the FirstComp model. As your CEO, I was deeply and continuously involved in this process, spending countless hours in exhaustive discussion, analysis, comparison and negotiation. My management team and your Board of Directors were equally involved and committed.

We are pleased to advise our shareholders that this process has been brought to a successful and we believe optimal conclusion, to be finalized upon, among other things, your approval which we will be seeking. Enclosed with this letter you will find a press release announcing that Markel Corporation has entered into a definitive agreement to acquire Aspen Holdings, Inc. Following the acquisition, Aspen will continue to operate as a separate operating unit. I will continue to serve as president. The operating unit will be part of the Markel specialty admitted segment, headed by Mike Crowley, Markel’s president and co-chief operating officer.

This transaction marks the beginning of a partnership that will allow the FirstComp brand to grow and prosper under the banner of a much larger specialty insurance family in the Markel Corporation. Markel markets and underwrites specialty insurance products and programs to a variety of niche markets, and we are pleased to join with them in continuing to build the Markel brand with the addition of workers’ compensation insurance to their extensive portfolio of products.

Subject to the terms of the merger agreement, Aspen’s shareholders will receive up-front consideration of approximately $135 million in cash, as well as a $47.3 million face value contingent value rights that may or may not be fully paid depending, among other things, upon the development of Aspen’s loss reserves and loss sensitive profit commissions over time. The transaction is subject to customary closing conditions, including regulatory approvals and your approval. If you, our shareholders, agree with your Board and management that this transaction is indeed in the best interest of Aspen’s shareholders, then it is expected to close in the second half of 2010.

Details on the shareholder discussion and voting process will follow. The Board and I look forward to sharing the particulars with you.

I would like to thank you for the support that you have provided to management over the past thirteen years. I hope you feel as I do that, through the hard work and dedication of our employees and our Board, we have delivered significant value to our shareholders.

Respectfully,

Luke W. Yeransian President and CEO

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. To the extent that it is determined that registration of the contingent value rights is necessary, Markel will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a preliminary proxy statement of Aspen that also constitutes a preliminary prospectus of Markel. A definitive proxy statement will be mailed to stockholders of Aspen, which will contain a prospectus of Markel if registration of the contingent value rights is necessary. Markel and Aspen may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASPEN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, AND PROSPECTUS, IF APPLICABLE, AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain any documents filed with the SEC (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of any documents filed with the SEC by Markel will be available free of charge on Markel’s website at www.markelcorp.com under the tab “SEC Filings” on the “Investor Information” page or by contacting Markel’s Investor Relations Department at (800) 446-6671 (Toll Free). You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

2